Exhibit (a)(5)(B)

Riviera Resources Announces Commencement of Tender Offer to Purchase Up to 4,545,454 Shares of Its Common Stock at a Purchase Price of $22.00 Per Share

HOUSTON, Sept. 25, 2018 (GLOBE NEWSWIRE) — Riviera Resources, Inc. (OTCQX: RVRA) (“Riviera” or the “Company”) announced today that it is commencing a tender offer to purchase for cash up to 4,545,454 shares of its common stock (the “shares”) at a purchase price of $22.00 per share. The number of shares proposed to be purchased in the tender offer represents approximately 6% of the Company’s currently outstanding common stock. The Company announced its intention to make the offer before the market opened on September 24, 2018. On September 21, 2018, the last full trading day before that announcement, the OTCQX closing price per share of the common stock was $21.00. The $22.00 purchase price per share in the offer represents a premium of approximately 4.8% to the OTCQX closing price per share on September 21, 2018. The Company will use its cash on hand to fund the offer. Pro forma for the tender offer, the Company expects to have a positive cash balance to maintain operational flexibility.

This tender offer is in addition to the previously announced share repurchase program of $100 million. As of September 24, 2018, the Company has repurchased approximately $7.5 million of shares of its common stock at an average price of approximately $21.24 per share under the existing share repurchase program, which has been temporarily suspended pending the conclusion of the tender offer. Subject to applicable SEC rules and regulations with respect to issuer tender offers, the Company intends to resume share purchases under the previously announced share repurchase program after the conclusion of the tender offer.

Pursuant to the tender offer, the Company’s stockholders may tender all or a portion of their shares. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, subject to the conditions of the tender offer, including the provisions relating to proration and conditional tenders in the event that the number of shares properly tendered and not properly withdrawn exceeds 4,545,454. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders and filed with the U.S. Securities and Exchange Commission (the “Commission”).

Funds affiliated with Fir Tree Capital Management LP, Elliott Associates, L.P., York Capital Management, L.P. and P. Schoenfeld Asset Management LP, which collectively beneficially own approximately 55% of the Company’s outstanding common stock, and all of the Company’s directors and executive officers, have advised the Company that they will not participate in the tender offer and will not tender any of their common stock.

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase. The tender offer and withdrawal rights will expire at 11:59 p.m., New York City time, on Tuesday, October 23, 2018, unless extended or terminated. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. D. F. King & Co., Inc. is serving as information agent for the tender offer. Morgan Stanley & Co. LLC is acting as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

The Company’s Board of Directors has authorized the tender offer. However, none of the Company, the Company’s Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (800) 249-7140 (toll-free), by email at: rvra@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Morgan Stanley & Co. LLC, the dealer manager for the tender offer, by telephone at: (855) 483-0952 (toll-free) or in writing to: 1585 Broadway, New York, NY 10036.

Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our ability to consummate the tender offer, financial and operational performance and results of the Company, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Registration Statement on Form S-1, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

ABOUT RIVIERA RESOURCES

Riviera Resources, Inc. is an independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to its stockholders. Riviera’s properties are located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions. Riviera also owns Blue Mountain Midstream LLC, a midstream company centered in the core of the Merge play in the Anadarko Basin.

CONTACT:

Riviera Resources, Inc.

Investor Relations

(281) 840-4168

IR@RVRAresources.com